UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

China Techfaith Wireless Communication Technology Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G84383101
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS Lin Dong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,345,655 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,345,655 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,345,655 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS Crossvine Assets Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,345,655 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,345,655 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,345,655 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS Dong’s 2 Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,345,655 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,345,655 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,345,655 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS HSBC International Trustee Limited (as trustee for Dong’s 2 Family Trust and other trusts which ultimately own ordinary shares of the Issuer)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		280,386,475 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		280,386,475 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	280,386,475 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	43.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G84383101
ITEM 1(a). NAME OF ISSUER:
China Techfaith Wireless Communication Technology Limited (the “Issuer”)
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
3/F., M8 West, No.1 Jiu Xian Qiao East Road, Chao Yang District,
Beijing 100016, People’s Republic of China
ITEM 2(a). NAME OF PERSON FILING:
Lin Dong
Crossvine Assets Limited (the “Record Holder”)
Dong’s 2 Family Trust (the “Trust”)
HSBC International Trustee Limited (the “Trustee”) (as trustee for the Trust and other trusts which ultimately own ordinary shares of the Issuer)
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Lin Dong
Room 1106, No. 103, Wang Jing, Li Zhe Xi Yuan
Chao Yang District, Beijing
People’s Republic of China
Crossvine Assest Limited
P.O. Box 916, Woodbourne Hall
Road Town, Tortola
British Virgin Islands
Dong’s 2 Family Trust
Compass Point, 9 Bermudiana Road
Hamilton HM11
Bermuda
HSBC International Trustee Limited
Compass Point, 9 Bermudiana Road
Hamilton HM11
Bermuda
ITEM 2(c). CITIZENSHIP:
Lin Dong is a PRC citizen. The place of organization of the Record Holder is British Virgin Islands. The Trust is established under the law of the Cayman Islands. The place of organization of HSBC International Trustee Limited is British Virgin Islands.
ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Ordinary Shares

CUSIP No.	G84383101
ITEM 2(e). CUSIP NO.:
G84383101
ITEM 3. Not Applicable
ITEM 4. OWNERSHIP
The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2008:

				Shared power	Sole power to	Shared power
	Amount		Sole power to	to vote or to	dispose or to	to dispose or
	beneficially	Percent of	vote or direct	direct	direct the	to direct the
Reporting Person	owned:	class:	the vote:	the vote:	disposition of:	disposition of:
Lin Dong	5,345,655	0.8%	0	5,345,655	0	5,345,655
Crossvine Assets Limited	5,345,655	0.8%	0	5,345,655	0	5,345,655
Dong’s 2 Family Trust	5,345,655	0.8%	0	5,345,655	0	5,345,655
HSBC International Trustee Limited (as trustee for the Trust and other trusts which ultimately own ordinary shares of the Issuer)	280,386,475	43.1%	0	280,386,475	0	280,386,475
Crossvine Assets Limited, a British Virgin Islands company, is the record owner of 356,377 American Depositary Shares (“ADSs”) of the Issuer, representing 5,345,655 ordinary shares of the Issuer. Lin Dong is the sole director of the Record Holder. The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee. Mr. Dong, the Record Holder, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all ordinary shares beneficially owned by other members constituting such group. However, each of Mr. Dong, the Record Holder and the Trust disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 5,345,655 ordinary shares represented by the ADSs.
All shares are beneficially owned by the Trustee solely in its capacity as trustee of various trusts respectively. Apart from acting as trustee of the Trust, the Trustee also acts as the trustee of several other trusts which, together with the Trust, may be deemed to beneficially own a total of 280,386,475 ordinary shares of the Issuer. Accordingly, the Trustee, solely in its capacity as trustee, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by all the trusts for which the Trustee acts as a trustee. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer. Each of the trusts and its wholly-owned subsidiary which is the record shareholder of the Issuer disclaim any beneficial ownership of ordinary shares of the Issuer beneficially owned by other trusts and record shareholders of the Issuer owned by such other trusts.

CUSIP No.	G84383101
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable
ITEM 10. CERTIFICATION
Not applicable

CUSIP No.	G84383101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2010

Lin Dong	/s/ Lin Dong
Lin Dong

Crossvine Assets Limited	By:	/s/ Lin Dong
		Name:	Lin Dong
		Title:	Director

Dong’s 2 Family Trust	For and on behalf of HSBC International Trustee Limited, as trustee for Dong’s 2 Family Trust
	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui
		Name:	Andrew T. Chan, Danny W. K. Tsui
		Title:	Director, Associate Director

HSBC International Trustee Limited	For and on behalf of HSBC International Trustee Limited
	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui
		Name:	Andrew T. Chan, Danny W. K. Tsui
		Title:	Director, Associate Director

CUSIP No.	G84383101

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement